UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-13894
A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
Proliance International, Inc. 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Proliance International, Inc.
100 Gando Drive
New Haven, Connecticut 06513

Proliance International, Inc. 401(k) Savings Plan (the “Plan”)
Audited financial statements and schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at Year End)	13

Signature	14

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm	15
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Proliance International, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Proliance International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in Note 1 to the financial statements, Proliance International, Inc., the Plan sponsor, received a going concern opinion on the audit of its December 31, 2008 financial statements and is still managing through significant financial uncertainties. These factors raise substantial doubt about the Plan’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Fiondella, Milone & LaSaracina, LLP
Glastonbury, Connecticut
June 19, 2009

Proliance International, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value	$13,656,209	$19,681,162

Total assets	13,656,209	19,681,162

Liabilities
Payables to participants	46,260	52,841

Total liabilities	46,260	52,841

Net assets available for benefits, at fair value	13,609,949	19,628,321
Adjustment from fair value to contract value for interest in common collective trust related to fully benefit-responsive investment contracts	1,015,332	63,371

Net assets available for benefits	$14,625,281	$19,691,692

The accompanying notes are an integral part of these financial statements.

Proliance International, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions to assets attributed to:
Investment income
Interest	$48,788	$54,529
Dividends	348,484	941,607

Total investment income	397,272	996,136

Contributions
Participants’	1,147,784	1,580,008
Employer’s	351,203	496,465

Total contributions	1,498,987	2,076,473

Total additions	1,896,259	3,072,609

Deductions from assets attributed to:
Net depreciation in value of investments	4,136,399	139,125
Benefits paid to participants	2,818,608	2,982,754
Administrative expenses	7,663	6,815

Total deductions	6,962,670	3,128,694

Net decrease in net assets available for benefits	(5,066,411)	(56,085)

Net assets available for benefits
Beginning of year	19,691,692	19,747,777

End of year	$14,625,281	$19,691,692

The accompanying notes are an integral part of these financial statements.

Proliance International, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
1.	Going Concern Opinion

Proliance International, Inc. (the Company or the Plan Sponsor) received a going concern opinion on the audit of its financial statements as of December 31, 2008 and is still dealing with significant financial uncertainties as of the date of the audit opinion. This is due to the circumstances described in the Company’s Form 10-K filing on March 24, 2009 and Form 10-Q filing for the period ended March 31, 2009 filed on May 6, 2009. Management’s plans to alleviate the factors that raise the going concern are also outlined in these public filings. The status of the Plan and its ability to continue will depend on the Company’s ability to address these issues. There is no guarantee that the Company will be able to address its financial uncertainties or what impact these uncertainties will have on the Plan. These factors raise substantial doubt regarding the Plan’s ability to continue as a going concern. The assets of the 401 (k) Savings Plan are separate from the assets of the Company and as such are not directly impacted by the actions of the Company, except as to the valuation of shares of the Company’s common stock held by participants. The financial statements do not include adjustments that might result from the outcome of this uncertainty. See Note 8 regarding the impacts of plan termination.

2.	Description of the Plan

The Proliance International, Inc. 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of non-union, and certain union employees of Proliance International, Inc. (the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by the Company. All non-union and certain union employees of the Company are entitled to participate in the Plan after they become eligible employees, as defined by the Plan. To become eligible to participate in the Plan, an employee must complete three months of eligible service and be 20 1/2 years of age or older.

Proliance International, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Contributions

For the Plan years ended December 31, 2008 and 2007, non-highly and highly compensated participants were allowed to contribute up to the lesser of 15 percent and 12 percent of pretax compensation, as defined in the Plan, respectively, subject to annual limitations imposed by the Internal Revenue Code (“IRC”). Participants may also contribute to the Plan amounts representing distributions from other qualified plans. Participants may direct the investment of their contributions into various options offered by the Plan. The Plan currently offers 11 mutual funds, a collective trust fund and a Proliance International, Inc. common stock fund as investment options for participants. In addition, the Company offers participants the ability to diversify their savings portfolio using four portfolio risk models developed by Merrill Lynch. These four models (moderate to aggressive model, moderate model, conservative to moderate model and conservative model) invest a percentage of the participant’s portfolio in existing plan funds based upon the desired investment risk of the participant. Employees can also invest all or any percentage of their savings portfolio in a self-directed brokerage account. This allows the employee to trade securities on line with the assistance of a Merrill Lynch representative. Participants pay all transaction fees, including an annual participation fee, associated with the self-directed brokerage accounts. The Plan provides for automatic enrollment of all eligible employees upon meeting the age and service requirements as defined in the Plan. Unless otherwise directed by the employee, upon meeting the eligibility requirements, the compensation of the employee will be automatically reduced by 2 percent effective with the first pay period that includes the first of the month immediately following the month in which the employee meets the Plan’s eligibility requirements. Effective December 24, 2007, unless a participant affirmatively directs otherwise, amounts contributed to the Plan under this provision will be invested in the Merrill Lynch GoalManager Moderate Portfolio Model. Prior to this date, the investment default was the Merrill Lynch Retirement Preservation Trust.

The Plan provided that the Company would make matching contributions in an amount equal to 100 percent of the participant’s contribution up to 2 percent of the participant’s gross pay. See Note 9 for a Plan amendment effective March 29, 2009 regarding the Company’s matching contribution.

Participant Accounts

The account of each participant reflects a separate record of participant and Company contributions, withdrawals, loans, administrative expenses, investment earnings and gains and losses. Allocations of net investment gains and losses, interest and dividend income, and administrative expenses are based upon participant account balances, as described in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Participants become vested in Company matching contributions and related earnings thereon at a rate of 50 percent for each whole year of service and are 100 percent vested after two years of credited service.

Participants also become fully vested in Company matching contributions and related earnings thereon upon attaining normal retirement age or if employment terminates as a result of death, disability or early retirement.

Forfeitures of unvested Company matching contributions will be used first to offset Plan administration expenses. Any remaining forfeitures will be used to reduce Employer Contributions under the Plan. Finally, any remaining forfeitures will be allocated to Participants.

Proliance International, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Payment of Benefits

On termination of employment, a participant may elect to receive a single lump-sum distribution equal to the value of the participant’s vested balance in his or her account. In the event that a participant terminates employment before attaining age 65, and the participant’s vested account balance has never exceeded $1,000, the entire vested account shall be payable in a single lump-sum. If the participant’s vested account balance has been greater than $1,000 but less than $5,000 at any time, and the participant does not elect a distribution, then the account balance will be rolled over to a Merrill Lynch IRA. If a participant’s vested account balance is greater than $5,000 at any time, the participant can elect to either receive his or her vested account balance in a single lump-sum distribution or defer distribution until he or she reaches age 65, or the current IRC limit of 70 1/2.

Withdrawals and Loans

A participant may withdraw all or any portion of his or her contributions, subject to proof of financial hardship due to an immediate and significant financial need as further described in the Plan document. The determination of financial hardship and the amount to be withdrawn is made by the Plan administrator in accordance with nondiscriminatory standards applied uniformly to all participants similarly situated.

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest, as determined by the Plan administrator. Interest rates on loans outstanding at December 31, 2008 ranged from 5 percent to 9 1/4 percent. Principal and interest are paid in level payments not less frequently than quarterly, through payroll deductions.

3.	Summary of Accounting Policies

The following is a summary of the significant accounting policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Plan Expenses

Certain general administrative expenses associated with the Plan are paid by the Company. The Company incurred expenses of approximately $33,057 and $46,438, for the plan years ended December 31, 2008 and 2007, respectively, which were not charged to the Plan. Loan recordkeeping and other miscellaneous expenses are charged to the Plan.

Proliance International, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end. The Company common stock fund is valued at its quoted market price. The collective trust fund is valued at cost, which approximates fair value. Investment contracts are reported at fair value in accordance with Financial Accounting Standards Board Staff Position, FSP AAF INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. The insurance contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive. At December 31, 2008, the fair value of the Retirement Preservation Trust was 86.1% of the contract value, while at December 31, 2007 the fair value was 99.1% of the contract value. The average yield and crediting rate was 4.67% and 5.03% for 2008 and 2007, respectively. Loans to participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net depreciation in fair value of investments, which is presented in the Statements of Changes in Net Assets Available for Benefits, consists of realized gains or (losses), and unrealized appreciation (depreciation) in the fair value of investments.

Fair Value of Financial Instruments

On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, “Fair Value Measurement” (FASB Statement No. 157), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.

SFAS No. 157 defines fair value as the price that would be received upon sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the plan’s own credit risk.

In addition to defining fair value, SFAS No. 157 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in the measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

Proliance International, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
These levels are:
Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, a Proliance International, Inc. common stock fund, and a collective trust fund. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits and changes in assets available for benefits.

Proliance International, Inc. 401 (k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
4.	Investments

The following table presents the fair value of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007
Merrill Lynch Retirement Preservation Trust	$6,289,212	$6,977,808
Blackrock S&P 500 Index Fund	2,243,860	4,183,952
Van Kampen American Value Fund	1,253,989	2,540,294
Blackrock Bond Fund — Core BD	1,111,890	1,383,388
During 2008 and 2007, the Plan’s investments, including gains and (losses) on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2008	2007
Mutual funds	$(3,886,916)	$278,008
Proliance International, Inc. common stock	(249,483)	(417,133)

Net depreciation in investments	$(4,136,399)	$(139,125)

5.	Fair Value Measurements

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall, for assets measured on a recurring basis as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total
Investments
Common Stock	$121,021	$—	$—	$121,021
Mutual Funds	6,497,075	—	—	6,497,075
Self-Directed Brokerage Accounts	177,389	—	—	177,389
Investment Contracts	—	6,289,212	—	6,289,212
Participant Loans	—	—	571,512	571,512

Total Investments	$6,795,485	$6,289,212	$571,512	$13,656,209

The following table presents the changes in Level 3 instrument measures on a recurring basis for the year ended December 31, 2008.

Level 3 Assets
Year Ended
December 31, 2008
Balance at beginning of year	$647,074
New loans, principal payments, issues and settlements (net)	(75,562)

Balance at end of year	$571,512

Proliance International, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007
Following is a description of the valuation methodologies used for assets measured at fair value.

Money Market Funds: Valued at the account balance held by the plan at year end.

Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common Collective Trusts: Valued based on the contractual terms of the underlying Guaranteed Investment Contracts (GICs).

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Party-In-Interest Transactions

Merrill Lynch is the trustee and custodian as defined in the Plan document, and, therefore, transactions in the Merrill Lynch accounts qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for loan recordkeeping fees and other miscellaneous expenses for the plan years ended December 31, 2008 and 2007 were $7,663 and $6,815, respectively.

The Plan allows participants to purchase common stock of the Company, and therefore, transactions involving the Company’s common stock qualify as party-in-interest transactions.

As noted in Note 2, the Plan also provides for participant loans.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will immediately become 100 percent vested in the Company matching contributions and related earnings thereon in their accounts. See Note 9 for disclosure concerning the Company’s matching contribution.

9.	Subsequent Events

Effective January 1, 2009, the Plan was amended to eliminate the 15% limit on compensation deferrals for employees.

Effective for pay periods beginning on and after March 29, 2009, the Plan has been amended to cease Company matching contributions for all non-collectively bargained participants.

Proliance International, Inc. 401(k) Savings Plan
Supplemental Schedule of Assets (Held at Year End) – Form 5500, Schedule H, Part IV, Line 4i
December 31, 2008
Employer ID# 34-1807383, Plan # 005

	(c) Description of Investment,
	Including Maturity Date,
(b) Identity of Issue, Borrower,	Rate of Interest, Collateral,		(e) Current
(a) Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
Common Stock:
** Proliance International, Inc.	Common stock, 336,168 shares	*	$121,021
Mutual Funds:
** Merrill Lynch Trust Company:
Blackrock Bond Fund — Core BD	Mutual fund, 115,461 shares	*	1,111,890
Blackrock Fundamental Growth Fund	Mutual fund, 38,118 shares	*	540,513
Dreyfus Premier Worldwide Growth Fund	Mutual fund, 3,632 shares	*	114,127
Van Kampen American Value Fund	Mutual fund, 77,407 shares	*	1,253,989
Van Kampen Capital Growth Fund	Mutual fund, 22,141 shares	*	149,450
Blackrock Equity Income Fund	Mutual fund, 30,144 shares	*	398,808
Blackrock S&P 500 Index Fund	Mutual fund, 203,987 shares	*	2,243,860
Blackrock International Index Fund	Mutual fund, 17,225 shares	*	150,717
Lord Abbett Developing Growth Fund	Mutual fund, 7,848 shares	*	82,094
Alliance Premier Growth Fund	Mutual fund, 4,541 shares	*	72,830
Ivy International Fund	Mutual fund, 15,017 shares	*	338,187
Merrill Lynch Trust Company	Cash	—	40,610
Collective Trust:
** Merrill Lynch Trust Company:
Merrill Lynch Retirement Preservation Trust	7,304,544 shares	7,304,544	6,289,212
** Participant loans	Loans to participants collateralized by their account balances. Initial repayment terms range up to twenty years and interest rates vary from 5.00% to 9.25%.	*	571,512
Self-directed brokerage accounts	Various units	*	177,389

			$13,656,209

*	The cost of participant directed investments is not required to be disclosed.

**	Denotes party-in-interest.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Proliance International, Inc. 401(k) Savings Plan
June 22, 2009	By:	/s/ Arlen F. Henock
Arlen F. Henock
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) Proliance International, Inc.